EXHIBIT 10.11

EQUITY AWARD AGREEMENT

Name
Address
City, State Zip

Pursuant to the terms and conditions of the Company's 2001 Amended and Restated Equity Plan, you have been granted the following award: _____

    Granted To:

    Grant Date:

    Type of Grant:

    Shares Granted:

    Option Price:

    Vesting Schedule:

    Expiration Date:

By my signature below, I hereby acknowledge receipt of these shares granted on the date shown above, which have been issued to me under the terms and conditions of the Plan. I further acknowledge receipt of the copy of the Plan and agree to conform to all of the terms and conditions of the grant and the Plan.

Signature:_____   Date:_____